UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of June, 2006

                                 SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                           SPIRENT COMMUNICATIONS plc

                                 TRADING UPDATE

London, UK - 14 June 2006: Spirent Communications plc (LSE: SPT; NYSE: SPM), a leading communications technology company, is issuing the following trading update today.

Summary

   - Revenues for the six months ending 2 July 2006 are expected to be in line with market expectations, during a period of significant product transition.

   - Profitability in the Performance Analysis division for the first half is expected to be lower than previously anticipated in our statement on 3 May 2006 by GBP4 million to GBP6 million, which we do not expect to be recovered during the second half.

   - The Company will continue to carefully manage the balance between the cost base and maintaining the capability to generate long term growth.

Current trading

We reported at the time of the Annual General Meeting on 3 May 2006 that revenue for the first quarter, albeit typically our quietest, was ahead of expectations but that trading was characterised by variable market conditions and a very competitive market place. These trends have continued into the second quarter where we have seen a tough market background with volatility in demand, as has also been reported by other companies in the test and measurement sector.

In addition some short term delays to product launches and our decision to continue to incur a higher level of investment in product development and sales and marketing, to create a stronger long term market position, has also affected profitability in the second quarter.

Although we expect that revenues will be in line with market expectations for the first half, risk remains as to the final outcome as the bulk of our revenues for the second quarter are usually realised during the last weeks of June.

Performance Analysis

   - Performance Analysis Broadband continues to manage a significant transition in product revenues, as sales of older platforms decrease and are replaced by the sales of the new product solutions incorporating latest technology. This month we have launched the next release of Spirent TestCenter(TM), which addresses the needs of the IPTV development market and delivers a significant improvement in time to test, unmatched by other providers. We believe that this will deliver significant competitive advantage. However, the launch date was later than planned as we undertook extended engineering efforts to develop and test the latest product release, particularly the increased ability to test large-scale devices to meet leading-edge market requirements. This has delayed revenue upside expected to fund the additional investment in product development during the second quarter. In addition we have extended the period of increased spending on sales and marketing in order to gain market position for the long term, further reducing profits in the short term.

   - Performance Analysis Wireless has experienced a slowing in demand in the WCDMA market due to delays in deployment of location based technologies and for conformance test. In addition there have been delays to order intake, resulting in lumpy demand patterns in some parts of the business.

Service Assurance

   - The Service Assurance division is expected to meet its planned first half performance; however we expect revenues on legacy products to continue to decline year on year through the second half. We continue to believe that we are well placed to serve the needs of carriers to monitor next-generation networks, however revenues for such solutions are now not expected to be achieved until 2007. We will continue to manage the division to maintain a near break-even result.

Systems

   - The Systems group continues to perform profitably and in line with expectations.

Intangibles amortisation and goodwill impairment under International Financial Reporting Standards ("IFRS")

Under IFRS the expected revenue decline in the Service Assurance division is likely to necessitate a further goodwill impairment at the interim stage.

In addition, as required by IFRS, an exercise is being carried out to identify and to determine the fair value of the intangible assets in relation to the acquisitions of SwissQual and QuadTex. Intangible assets identified will be amortised over their remaining lives as an operating expense. Initial indications are that the annualised amortisation charge will be in the region of GBP2.5 million.

Goodwill impairment and amortisation of intangibles do not impact the cash flows of the Company.

Anders Gustafsson, Chief Executive, commented:

"As we indicated previously, 2006 is a year of product transition as the increased capability of our new products and solutions is expected to enable us to gain market share. However delay in orders, the competitive market place and our increased investment are likely to impact profitability in the short term.

"To date we have been encouraged both by the performance of our new products and by the response of our customers with a considerable number of trials of Spirent TestCenter(TM) now underway."

Spirent Communications plc will issue its interim results on 10 August 2006.

                                    - ends -

Enquiries
Anders Gustafsson,
Chief Executive                   Spirent Communications plc +44 (0)1293 767676
Eric Hutchinson,
Chief Financial Officer

Reg Hoare/Katie Hunt/Libby Young  Smithfield                 +44 (0)20 7360 4900


About Spirent Communications plc

Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to manage a significant transition in product revenues to new product solutions incorporating latest technology; our ability to successfully expand our customer base; continuing variable market conditions; pace of economic recovery; our ability to improve efficiency, achieve the benefits of our cost reduction goals and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to the US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent Communications plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date: 14 June 2006                           By   ____/s/ Luke Thomas____

                                                       (Signature)*